Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

August 29, 2018

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that the extraordinary shareholders´ meeting (the “Meeting”) of Tarjeta Naranja S.A., a subsidiary of Grupo Financiero Galicia, was held on the date hereof. The following modifications to the Tarjeta Naranja S.A. bylaws were authorized and approved at the Meeting:

i)

Corporate Object: revision of Tarjeta Naranja S.A.’s business objective to focus on the introduction of new products including the enhancement of certain processes, the incorporation of new technologies and the use of digital platforms.

ii)

Note Issuances: to enable the Board of Directors of the Tarjeta Naranja S.A. to authorize the issuance of simple notes, non-convertible into shares, without the prior authorization of the shareholders’ meeting, as long as the Tarjeta Naranja S.A.´s bylaws provide for such issuance and any such issuance is made in accordance with the Negotiable Obligations Law No. 23,576, as amended by the Productive Financing Law No. 27,440.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects,

including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com